Exhibit 99.1

Contact Information:
China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick, Director
Email: info@cceramics.com	Email: david.rudnick@preceptir.com
Phone: +1-917-864-8849

China Ceramics Announces Third Quarter 2016
Financial Results

Jinjiang, Fujian Province, China, December 19, 2016–China Ceramics Co., Ltd. (NASDAQ Capital Market: CCCL) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the third quarter ended September 30, 2016.

Third Quarter 2016 Highlights

▪	Revenue was RMB 251.2 million (US$ 38.1 million) as compared to RMB 339.0 million in the third quarter of 2015
▪	Gross profit was RMB 6.7 million (US$ 1.0 million) as compared to RMB 46.3 million in the third quarter of 2015
▪	Plant utilization was 53% as compared to 65% in the third quarter of 2015
▪	Net profit was RMB 1.2 million (US$ 0.2 million) as compared to RMB 26.9 million in the third quarter of 2015.
▪	Earnings per share on a basic and fully diluted basis were RMB 0.44 (US$ 0.06) and RMB 0.42 (US$ 0.06), respectively, as compared to basic and fully diluted earnings per share of RMB 10.52 in the third quarter of 2015
▪	EBITDA (earnings before interest, taxes, depreciation and amortization) was RMB 12.1 million (US$ 1.8 million) as compared to RMB 54.8 million in the third quarter of 2015

“We experienced continued sluggish market conditions in the third quarter of 2016 due to the slowing real estate and construction sectors across China. We saw our sales volume decline by 25% for the first nine months of the year as compared to the year-ago period due to a continued contraction in customer demand. However, we were still able to generate a reasonable level of positive cash flow in the current quarter,” said Mr. Jiadong Huang, CEO of China Ceramics.

“In order to move inventory, beginning on July 1, we instituted a 10% reduction in the prices of slow moving products which we hope will turn some of this inventory into cash. We are also looking for ways to operate more efficiently and are working with our distributors and suppliers to maintain stability in this challenging market environment.”

“During the third quarter, we utilized production facilities capable of producing 38 million square meters of ceramic tiles per year out of the Company’s usable annual production capacity of 62 million square meters. As we have in past quarters, we maintained a reduced utilization of existing plant capacity based on the current market conditions in order to keep our operating costs low, and we will bring additional capacity online as the business environment improves.”

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“For the remainder of 2016 and into the first half of 2017, we anticipate continued challenging market conditions due to there being excess real estate for sale in many of China’s cities and an overabundance of building materials inventories. In the long-term, we believe that the current retrenchment will moderate and reach an inflection point and we will return to a more moderate growth environment as real estate development and construction continue to be important components to China’s economy. We are well positioned to capitalize on opportunities in our sector relative to our competition and believe that we can be adaptive so as to optimize our success during these challenging times,” concluded Chairman and Chief Executive Officer Jiadong Huang.

Third Quarter 2016 Results

Revenue for the third quarter ended September 30, 2016 was RMB 251.2 million (US$ 38.1 million) as compared to RMB 339.0 million for the third quarter ended September 30, 2015. The year-over-year decrease in revenue was due to a 17.3% decrease in sales volume to 9.1 million square meters of ceramic tiles in the third quarter of 2016 from 11.0 million square meters in the third quarter of 2015 and a 10.7% decrease in average selling price in the third quarter of 2016 to RMB 27.6 (US$ 4.1) as compared to RMB 30.9 for the third quarter of 2015.

Gross profit for the third quarter ended September 30, 2016 was RMB 6.7 million (US$ 1.0 million) as compared to RMB 46.3 million for the third quarter of 2015. The gross profit margin was 2.7% for the third quarter ended September 30, 2016 compared to 13.7% for the third quarter of 2015. The year-over-year reduction in gross profit margin was primarily due to (i) the 10.7% decrease in the average selling price of the Company’s ceramic tiles attributable to our having instituted a 10% reduction in the selling prices of slow moving inventory beginning on July 1, 2016 due to challenging market conditions, and (ii) an RMB 16.8 million write-down of inventory in the third quarter of 2016.

Other income for the third quarter ended September 30, 2016 was RMB 3.6 million (US$ 0.5 million), as compared to RMB 0.2 million for the third quarter of 2015. The year-over-year increase in other income was primarily due to RMB 3.5 million of rental income received by the Company for leasing out one of its production lines from its Hengdali facility pursuant to an eight-year lease contract.

Selling and distribution expenses for the third quarter ended September 30, 2016 were RMB 2.8 million (US$ 0.4 million) as compared to RMB 2.7 million in the third quarter of 2015. The year-over-year increase in selling and distribution expenses was primarily due to an RMB 0.4 million increase in advertising expenses which was offset by a RMB 0.25 million decrease in travelling and entertainment expenses.

Administrative expenses for the third quarter ended September 30, 2016 were RMB 5.5 million (US$ 0.8 million) as compared to RMB 4.6 million in the third quarter of 2015. The year-over-year increase in administrative expenses was primarily due to an RMB 1.0 million increase in consulting and auditing fees.

Other expenses for the third quarter ended September 30, 2016 were RMB 1.0 million (US$ 0.1 million) as compared to RMB 1.3 million for the third quarter of 2015.

Profit from operations before taxation for the third quarter ended September 30, 2016 was RMB 0.9 million (US$ 0.1 million) as compared to RMB 36.6 million of profit from operations before taxation in the third quarter of 2015. The year-over-year decrease in profit from operations before taxation was the result of the year-over-year decrease in gross profit in the current quarter as compared to the year-ago quarter offset somewhat by Other Income.

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Net profit for the third quarter ended September 30, 2016 was RMB 1.2 million (US$ 0.2 million) as compared to RMB 26.9 million of net profit for the third quarter ended September 30, 2015.

Earnings per share for the third quarter ended September 30, 2016 on a basic and fully diluted basis were RMB 0.44 (US$ 0.06) and RMB 0.42 (US$ 0.06), respectively, as compared to basic and fully diluted earnings per share of RMB 10.52 in the third quarter of 2015 (as adjusted for the one for eight reverse split in June 2016). Basic and fully diluted per share calculations for the third quarter of 2016 was computed using 2.7 million and 2.9 million ordinary shares outstanding, respectively, and the basic and fully diluted per share calculation for the third quarter of 2015 was computed using 2.6 million ordinary shares outstanding (as adjusted for the one for eight reverse stock split in June 2016).

EBITDA for the third quarter ended September 30, 2016 was RMB 12.1 million (US$ 1.8 million) as compared to RMB 54.8 million for the third quarter ended September 30, 2015. For a detailed reconciliation of EBITDA, a non-GAAP measure to its nearest GAAP equivalent, please see the financial tables at the end of this release.

Nine Months 2016 Financial Results

Revenue for the nine months ended September 30, 2016 was RMB 591.8 million (US$ 90.0 million), as compared to RMB 808.8 million for the nine months ended September 30, 2015. Gross profit was RMB 57.0 million (US$ 8.7 million), as compared to RMB 95.9 million in the nine months ended September 30, 2015. The gross profit margin was 9.6% as compared to 11.9% in the same period of 2015. Other income was RMB 11.8 million (US$ 1.8 million), as compared to RMB 0.6 million in the same period of 2015. Selling expenses were RMB 9.9 million (US$ 1.5 million), as compared to RMB 8.2 million in the same period of 2015. Administrative expenses were RMB 17.3 million (US$ 2.6 million), as compared to RMB 15.6 million for the same period of 2015. Other expenses were RMB 5.4 million (US$ 0.8 million), as compared to RMB 2.0 million in the same period of 2015. Net profit for the nine months ended September 30, 2016 was RMB 30.7 million (US$ 4.7 million), as compared to net profit of RMB 48.9 million for the same period of 2015. Earnings per basic share and earnings per fully diluted share were RMB 11.18 (US$ 1.70) and RMB 10.58 (US$ 1.61), respectively, for the nine months ended September 30, 2016, as compared to earnings per basic and fully diluted share of RMB 19.14 in the same period of 2015 (as adjusted for the one for eight reverse stock split in June 2016). Basic and fully diluted per share calculations for the third quarter of 2016 was computed using 2.7 million and 2.9 million ordinary shares outstanding, respectively, and the basic and fully diluted per share calculation for the third quarter of 2015 was computed using 2.6 million ordinary shares outstanding (as adjusted for the one for eight reverse stock split in June 2016).

Third Quarter 2016 Statements of Selected Financial Position Items

▪	Cash and bank balances were RMB 25.6 million (US$ 3.8 million) as of September 30, 2016, compared with RMB 0.5 million as of December 31, 2015. The increase in cash and bank balances of RMB 25.1 million was primarily the result of net cash flow generated from operating activities of RMB 17.9 million for the first nine months of 2016.

▪	Short-term bank borrowings was nil as of September 30, 2016, as compared to RMB 40.1 million as of December 31, 2015.

▪	Inventory turnover was 144 days as of September 30, 2016, as compared with 131 days as of December 31, 2015. The increase in inventory turnover days was primarily due to the 25.0% decrease in sales volume in the first nine months of 2016 to 19.8 million square meters of ceramic tiles, as compared to 26.4 million square meters of ceramic tiles in the first nine months of 2015. The Company believes that the currently challenging economic environment has caused a lower inventory turnover than normal and the Company will make a continuous effort to deplete the slow-moving stocks.

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▪	Trade receivables turnover, net of value added tax, was 236 days as of September 30, 2016, as compared with 163 days as of December 31, 2015. The increase in trade receivables turnover days was primarily due to the difficult economic environment which has prompted us to offer extended credit terms to certain customers resulting in a higher trade receivables turnover figure than normal. The Company believes that it has sound relationships with its customers and that it will not experience difficulties associated with collections from these accounts.

▪	Trade payables turnover, net of value added tax, was 99 days as of September 30, 2016 compared with 70 days as of December 31, 2015. The average turnover days was within the normal credit period of one to four months granted by our suppliers. The increase in trade payables turnover days was primarily due to the higher trade receivables turnover days as well as the Company having slightly extended its repayment period to its suppliers.

Liquidity and Capital Resources

Cash flow generated from operating activities was RMB 22.0 million (US$ 3.3 million) for the quarter ended September 30, 2016, as compared to cash used in operating activities of RMB 28.3 million in the same period in 2015. The year-over-year change of RMB 50.3 million was mainly caused by: (i) profit before taxation of RMB 0.9 million for the quarter ended September 30, 2016, compared to a profit before taxation of RMB 36.6 million for the same period last year and (ii) an increase in trade receivables of RMB 58.0 million for the quarter ended Sep 30, 2016, compared to an increase of RMB 139.0 million in the same period last year.

Cash flow generated from investing activities was RMB 0.02 million (US$ 0.002 million) for the quarter ended September 30, 2016, mainly due to interest received of RMB 0.02 million, compared to cash flow generated from investing activities of RMB 0.2 million in the same period of 2015.

Cash flow generated from financing activities was RMB 1.1 million (US$ 0.2 million) for the quarter ended September 30, 2016, due to the sale of RMB 1.1 million of shares, compared to cash flow used in financing activities of RMB 1.4 million for the same period of 2015.

Plant Capacity and Capital Expenditures Update

In March 2016, the Company entered into an eight-year contract to lease out one of the production lines from its Hengdali facility. The production line has the capacity to produce approximately 10 million square meters of ceramic tiles annually. The term of the contract is from March 1, 2016 to February 29, 2024, and the contract stipulates for the receipt of rental income of RMB 15.0 million per year, including 6% value added tax. The Company believes that it is prudent to generate income from its unused production capacity from a third party rather than let it remain idle.

Therefore, for the term of the eight-year lease, the Company may only produce up to 20 million square meters of ceramic tiles from its Hengdali facility, and its maximum annual production capacity has been effectively reduced from 72 million square meters of ceramic tiles to 62 million square meters of ceramic tiles attributable to the lease.

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For the third quarter of 2016, we utilized plant capacity capable of producing 38 million square meters of ceramic tiles annually out of a total annual production capacity of 72 million square in the third quarter meters (of which we are leasing 10 million square meters of production capacity to a third party). This represents a decrease in plant capacity utilization from the third quarter of 2015, when we utilized plant capacity capable of producing 47 million square meters of ceramic tiles annually.

Our Hengda facility has an annual production capacity of 42 million square meters of ceramic tiles and we utilized annual capacity capable of producing 19 million square meters of ceramic tiles in the third quarter of 2016. This compares to our utilization of annual capacity capable of producing 29 million square meters of ceramic tiles at our Hengda facility in the third quarter of 2015. Our Hengdali facility has an annual production capacity of 30 million square meters (of which we are leasing 10 million square meters of production capacity to a third party) and we utilized annual capacity capable of producing 19 million square meters of ceramic tiles at our Hengdali facility in the third quarter of 2016. This compares to our utilization of annual capacity capable of producing 18 million square meters of ceramic tiles in the third quarter of 2015. We will bring our unused production capacity online as customer demand dictates and when there are signs of improvement in China’s real estate and construction sectors.

We review the level of capital expenditures throughout the year and make adjustments subject to market conditions. Although business conditions are subject to change, we anticipate a low level of capital expenditures for the remainder of 2016 other than those associated with minimal upgrades, small repairs and the maintenance of equipment. Looking ahead to 2017, we also anticipate a low level of capital expenditures given our generally upgraded plant and equipment and the currently challenging market conditions.

Business Outlook

In the third quarter of 2016, we experienced a contraction in our sales volume compared to the third quarter of 2015 due to the effects of a continued slowdown in China’s construction sector. In the third quarter of 2016, the Company’s sales volume was 9.1 million square meters of ceramic tiles, a decrease 17.3% as compared to sales volume of 11.0 million square meters of ceramic tiles in the year-ago quarter. For the first nine months of 2016, sales volume was 19.8 million square meters of ceramic tiles, a decrease of 25.0% as compared to sales volume of 26.4 million square meters for the first nine months of 2015. The current quarter’s period over year-ago period decline in sales volume was the fourth in a row, and it was the sixth quarter out of the last seven quarters of period over year-ago period declines.

In addition, the challenging market environment has caused us to institute a 10% reduction in the prices of slow moving inventory on July 1, 2016. This was primarily the cause of a 10.7% decrease in the average selling price for all our products in the current quarter to RMB 27.6 per square meter of ceramic tile as compared to RMB 30.9 per square meter of ceramic tile in the year-ago quarter. This was the first decline in average selling price following eleven quarters of period over year-ago period increases. It was also the biggest such decline in three years which was then also due to an industry retrenchment. We attribute the current quarter’s decrease in both sales volume and average selling price to continued difficult macroeconomic and real estate conditions in China.

We expect the currently challenging market conditions to continue for the remainder of this year and into next year as the pace of property construction has slowed substantially, especially for moderately priced residential units which are the core of our business. A further decline in new building projects is likely to occur as the Chinese government is intent upon restricting property-related investments to cool high property prices which have risen dramatically in China’s largest cities as well as to reign in the borrowing that has occurred among property developers and the overweighting of mortgages in the banking sector. However, additional land could be made available for development to rebalance supply and demand and to tamp down an increase in property prices in China’s major cities.

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Although a period of retrenchment has emerged in our sector, we believe that the building materials sector is sustainable in the long-term since the economic fundamentals for property development and construction are underpinned by the Chinese government’s policy of urbanization. Overall, we expect lower growth in residential building as compared to what has occurred historically, especially in smaller cities that still have a large inventory of unsold properties.

We typically receive orders from customers two months in advance of production on a rolling basis. We enter into a dealership agreements with customers, and a sales or purchase contract each time a customer places an order. As of September 30, 2016, our backlog was approximately RMB 96.0 million (US$ 14.4 million), which represents approximately the next two months of revenue as of the end of the third quarter. This compares to a backlog of approximately RMB 159.0 million as of September 30, 2015, a year-over-year decrease of 39.6%. Under normal circumstances, our backlog is an indicator of revenues that might be expected in the next quarter, though it is subject to change as a result of unforeseen business conditions and events including credit payment terms.

In our view, we are reasonably well positioned to weather the current headwinds caused by a downturn in China’s construction industry due to our prominent name recognition, expertise, product customization, and ability to operate in a lean and efficient manner with best-in-class manufacturing facilities. We foresee a possible boost in the Chinese government’s infrastructure spending on affordable and senior housing which could generate opportunities for our company. We will continue to be opportunistic and adaptive to the market environment and will seek to pursue new business opportunities in an attempt to countervail currently challenging market conditions.

Conference Call Information

We will host a conference call at 8:00 am ET on Monday, December 19, 2016. Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 26516335. A replay of the conference call will be available for 14 days starting from 11:00 am ET on December 19, 2016. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass code is 26516335 for the replay.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company’s ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics’ products, sold under the “Hengda” or “HD”, “Hengdali” or “HDL”, the “TOERTO” and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

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Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”). Translations of amounts from RMB into United States dollars (“US$”) in this earnings release are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB 6.6685. The exchange rate refers to the historical rate as set forth in the H.10 statistical release published by www.federalreserve.gov on September 30, 2016. Such translations should not be construed as representations that RMB amounts could have been, or could be, converted realized or settled into US$ at that rate on September 30, 2016 or any other rate.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the PRC real estate and construction sectors continuing to exhibit sound long-term fundamentals, our ability to bring additional capacity online going forward as our business improves, our customers continuing to adjust to our product price increases, our ability to sustain our average selling price increases and to continue to build volume in the quarters ahead, and whether our enhanced marketing efforts will help to produce wider customer acceptance of the new price points. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2015 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

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FINANCIAL TABLES FOLLOW

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of September 30, 2016		As of December 31, 2015
	USD’000	RMB’000	RMB’000

ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	53,752	358,442	409,855
Investment property	2,685	17,907	-
Land use rights	2,329	15,532	15,809
Deferred tax asset	2,024	13,495	9,584

	60,790	405,376	435,248

Current assets
Inventories	38,306	255,446	306,853
Trade receivables	102,731	685,060	509,903
Other receivables and prepayments	1,015	6,766	18,830
Restricted cash	-	-	41,672
Cash and bank balances	3,842	25,623	514

	145,894	972,895	877,772

Current liabilities
Trade payables	25,538	170,297	110,267
Accrued liabilities and other payables	6,427	42,855	35,177
Interest-bearing bank borrowings	-	-	40,076
Amount owed to a related party	5,297	35,326	33,963
Income tax payable	524	3,496	5,293

	37,786	251,974	224,776

Net current assets	108,108	720,921	652,996

Non-current liabilities
Deferred tax liabilities	211	1,404	1,404

Net assets	168,687	1,124,893	1,086,840

EQUITY
Total shareholders’ equity	168,687	1,124,893	1,086,840

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Three months ended September 30,
	2016		2015
	USD’000	RMB’000	RMB’000

Revenue	38,125	251,192	339,040

Cost of sales	(37,116)	(244,469)	(292,717)

Gross profit	1,009	6,723	46,323

Other income	538	3,554	177
Selling and distribution expenses	(430)	(2,833)	(2,726)
Administrative expenses	(839)	(5,532)	(4,599)
Finance costs	-	-	(1,263)
Realized and unrealized fair value gain on derivative financial instruments	-	-	-
Other expenses	(149)	(983)	(1,325)

Profit before taxation	129	929	36,587
Income tax expense (credit)	(45)	(285)	9,718

Profit attributable to shareholders	174	1,214	26,869

Earnings per share
Basic (USD/RMB)	USD 0.06	RMB 0.44	RMB 10.52
Diluted (USD/RMB)	USD 0.06	RMB 0.42	RMB 10.52

Weighted average number of ordinary shares outstanding used in computing earnings per share
Basic	2,746,021	2,746,021	2,553,855
Diluted	2,903,086	2,903,086	2,553,855

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

SALES VOLUME AND AVERAGE SELLING PRICE (UNAUDITED)

	Three months ended September 30,
	2016	2015

Sales volume (square meters)	9,092,715	10,965,093
Average Selling Price (in RMB/square meter)	27.6	30.9

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Nine months ended September 30,
	2016		2015
	USD’000	RMB’000	RMB’000

Revenue	90,036	591,821	808,802

Cost of sales	(81,371)	(534,864)	(712,890)

Gross profit	8,665	56,957	95,912

Other income	1,788	11,756	598
Selling and distribution expenses	(1,499)	(9,850)	(8,165)
Administrative expenses	(2,632)	(17,299)	(15,638)
Finance costs	(112)	(735)	(3,345)
Realized and unrealized fair value loss on derivative financial instruments	-	-	-
Other expenses	(825)	(5,421)	(2,021)

Profit/(loss) before taxation	5,385	35,408	67,341
Income tax expense	(715)	(4,699)	(18,468)

Profit/(loss) attributable to shareholders	4,670	30,709	48,873

Earnings/(loss) per share
Basic (USD/RMB)	USD 1.70	RMB 11.18	RMB 19.14
Diluted (USD/RMB)	USD 1.61	RMB 10.58	RMB 19.14

Weighted average number of ordinary shares outstanding used in computing earnings/(loss) per share
Basic	2,746,021	2,746,021	2,553,855
Diluted	2,903,086	2,903,086	2,553,855

CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

SALES VOLUME AND AVERAGE SELLING PRICE (UNAUDITED)

	Nine months ended September 30,
	2016	2015

Sales volume (square meters)	19,805,659	26,394,056
Average Selling Price (in RMB/square meter)	29.9	30.6

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended September 30,
	2016		2015
	USD’000	RMB’000	RMB’000
Cash flows from operating activities
Profit before taxation	122	929	36,587
Adjustments for
Amortization of land use rights	14	91	167
Depreciation of property, plant and equipment	1,655	11,115	16,951
Write down of inventories	2,527	16,848	3,992
Finance costs	-	-	1,263
Interest income	(2)	(23)	(206)
Foreign exchange loss	-	-	1,002
Operating cash flows before working capital changes	4,316	28,960	59,756
Increase in inventories	(90)	(475)	(4,079)
Increase in trade receivables	(8,683)	(58,300)	(139,057)
Decrease in other receivables and prepayments	1,160	7,749	2,750
Increase in trade payables	6,004	40,105	49,384
Increase in accrued liabilities, other payables and amounts owed to a related party	1,203	8,038	9,388
Cash used in operations	3,910	26,077	(21,858)
Interest paid	-	-	(1,263)
Income tax paid	(605)	(4,053)	(5,131)
Net cash provided by (used) in operating activities	3,305	22,024	(28,252)

Cash flows from investing activities
Interest received	2	23	206
Net cash generated from investing activities	2	23	206

Cash flows from financing activities
Issue of share capital	155	1,056	-
Repayment of short term loan	-	-	(1,356)
Net cash used in financing activities	155	1,056	(1,356)

Net decrease in cash and cash equivalents	3,462	23,103	(29,402)
Cash and cash equivalents, beginning of period	500	3,324	255,855
Effect of foreign exchange rate differences	(120)	(804)	(135)
Cash and cash equivalents, end of period	3,842	25,623	226,318

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the nine months ended September 30,
	2016		2015
	USD’000	RMB’000	RMB’000
Cash flows from operating activities
Profit/ (loss) before taxation	5,310	35,408	67,341
Adjustments for
Amortization of land use rights	42	278	501
Depreciation of property, plant and equipment	5,024	33,505	50,967
(Gain)/loss on disposal of property, plant and equipment	-	-	(2)
Write down of inventories	2,346	15,644	11,547
Finance costs	118	786	3,345
Interest income	(266)	(1,777)	(596)
Foreign exchange loss	-	-	972
Operating cash flows before working capital changes	12,574	83,844	134,075
Decrease/(increase) in inventories	5,363	35,763	3,314
Increase in trade receivables	(26,266)	(175,157)	(50,394)
(Increase)/decrease in other receivables and prepayments	1,809	12,064	(4,782)
Increase in trade payables	9,002	60,030	91,589
Increase in accrued liabilities, other payables and amounts	1,883	12,556	-
owed to a related party	-	-	10,858
Cash generated from operations	4,365	29,100	184,660
Interest paid	(118)	(786)	(3,357)
Income tax paid	(1,561)	(10,407)	(13,785)
Net cash generated from operating activities	2,686	17,907	167,518

Cash flows from investing activities
Proceed from disposal of property, plant and equipment	-	-	50
Increase in restricted cash	6,249	41,672	-
Interest received	266	1,777	596
Net cash generated from investing activities	6,515	43,449	646

Cash flows from financing activities
Proceed from short-term loans	-	-	35,000
Repayment of short-term loans	(6,010)	(40,076)	(36,356)
Dividend paid	-	-	(1,505)
Issue of share capital	927	6,185	-
Net cash used in financing activities	(5,083)	(33,891)	(2,861)

Net increase in cash and cash equivalents	4,118	27,465	165,303
Cash and cash equivalents, beginning of period	77	514	61,155
Effect of foreign exchange rate differences	(353)	(2,356)	(140)
Cash and cash equivalents, end of period	3,842	25,623	226,318

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About Non-GAAP Financial Measures

In addition to China Ceramics’ condensed consolidation financial results under International Financial Reporting Standards ("IFRS"), the Company also provides Non-IFRS financial measures (referred to as Non-GAAP financial measure) for the third quarter of 2015 and 2016 from their comparable IFRS measures. The Company believes that these Non-GAAP financial measures provide investors with other methods for assessing China Ceramics’ operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view Non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the unaudited reconciliation presented below. The Company believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing the performance of China Ceramics and when planning and forecasting future periods.

The table below sets forth a reconciliation of China Ceramics’ net income to non-GAAP EBITDA for the periods indicated:

CHINA CERAMICS CO., LTD.
Unaudited Reconciliation of GAAP to Non-GAAP: Net Income to EBITDA (1)
Three months ended September 30, 2016 and September 30, 2015
(all figures in 000’s)

	2016		2015
	RMB	USD	RMB	USD

Net profit	1,214	174	26,869	4,228
Interest expense	-	-	1,263	199
Interest income	(23)	(2)	(206)	(32)
Income tax expense	(285)	(45)	9,718	1,529
Depreciation and amortization expense	11,206	1,669	17,118	2,693
EBITDA	12,112	1,796	54,762	8,617

(1) EBITDA is defined as earnings before interest, taxes, depreciation and amortization

Source: China Ceramics Co., Ltd.

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